Exhibit 99.1

For Immediate Release

Contact: Harvey Grossblatt, CEO

Universal Security Instruments, Inc.

(410) 363-3000, Ext. 224

or

Zachary Mizener

Lambert & Co.

(315) 529-2348

Universal Security Instruments Reports Second-Quarter Results

OWINGS MILLS, Md. November 21, 2022 - Universal Security Instruments, Inc. (NYSE AMEX: UUU) today announced results for its fiscal second quarter and six months ended September 30, 2022.

For the three months ended September 30, 2022, sales increased 11.1% to $5,857,141 compared to sales of $5,272,223 for the same period last year.   The Company reported net income of $200,602, or $0.09 per basic and diluted share, compared to net income of $107,696 or $0.05 per basic and diluted share for the same period last year.

For the six months ended September 30, 2022, sales increased 5.6% to $10,492,445 versus $9,940,221 for the same period last year.  The Company reported net income of $94,464, or $0.04 per basic and diluted share, compared to net income of $122,337 or $0.05, per basic and diluted share for the corresponding 2021 period.

“The primary reason for the sales increase in the September quarter was improvement in our deliveries from China.  Our gross margins decreased for the September quarter which was caused by increases in the cost of certain electrical components caused by supply chain disruptions.   Our net income increased for the September quarter due to the inclusion of approximately $181,000 of Employee Retention Credit under the provisions of the Coronavirus Aid Relief, and Economic Security Act which was partially offset by the lower gross margins,” said Harvey Grossblatt - President and CEO.

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer and distributor of safety and security devices. Founded in 1969, the Company has an over 53-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms.  For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

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"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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UNIVERSAL SECURITY INSTRUMENTS, INC.

CONDENSED CONSOLIDATED INCOME STATEMENTS

(UNAUDITED)

	Three Months Ended September 30,
	2022	2021
Sales	$5,857,141	$5,272,223
Net income	200,602	107,696
Earnings per share:
Basic and diluted	$0.09	$0.05
Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

	Six Months Ended September 30,
	2022	2021
Sales	$10,492,445	$9,940,221
Net income	94,464	122,337
Earnings per share:
Basic and diluted	$0.04	$0.05
Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS
	Sept. 30, 2022	Sept. 30, 2021
Cash	$178,878	$168,570
Accounts receivable and amount due from factor	5,367,025	3,882,455
Inventory	5,171,217	4,966,226
Prepaid expense	328,188	529,196

TOTAL CURRENT ASSETS	11,045,308	9,546,447

PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS–NET	436,142	139,987
OTHER ASSETS	4,000	4,000
TOTAL ASSETS	$11,485,450	$9,690,434

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit – factor	$2,876,070	$2,413,447
Note payable – Eyston Company Ltd.	481,440	1,081,440
Short-term portion of operating lease liability	147,593	87,908
Accounts payable	2,605,544	1,071,670
Accrued liabilities	393,900	197,076
TOTAL CURRENT LIABILITIES	6,504,547	4,851,541
LONG TERM PORTION OF OPERATING LEASE LIABILITY	248,033	—
TOTAL LONG-TERM LIABILITIES	248,033	—
SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,312,887 at September 30, 2022 and 2021	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
Accumulated Deficit	(8,176,100)	(8,070,077)

TOTAL SHAREHOLDERS’ EQUITY	4,732,870	4,838,893
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,485,450	$9,690,434